GENTIUM S.p.A.

PIAZZA XX SETTEMBRE 2
22079 VILLA GUARDIA (COMO)
ITALY
+39 031 385111

424B3

Filed on 05/18/2006
File Number 333-130796

Filed pursuant to Rule No. 424(b)(3)
File Number: 333-130796

GENTIUM S.P.A.

PROSPECTUS SUPPLEMENT NO. 3
DATED MAY 18, 2006

TO PROSPECTUS DATED
JANUARY 30, 2006

This Prospectus Supplement No. 3 supplements information contained in our prospectus dated January 30, 2006, as amended and supplemented from time to time (the “Gentium Prospectus”). The information in this Supplement No. 3 supplements, modifies and supersedes some of the information contained in the Gentium Prospectus.

The primary purpose of this Prospectus Supplement No. 3 is to update certain financial information of Gentium S.p.A. to March 31, 2006.

You should read this Prospectus Supplement No. 3 in conjunction with the Gentium Prospectus. This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in connection with, the Gentium Prospectus including any amendments or supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

GENTIUM S.p.A.
Financial Statements
For the First Quarter of 2006

GENTIUM S.p.A.
Financial Statements
For the First Quarter of 2006

Index to Financial Statements

Page

Balance Sheets as of December 31, 2005 and March 31, 2006	3

Statements of Operations for the three month periods ended
March 31, 2005 and 2006	4

Statements of Cash Flows for the three month periods ended
March 31, 2005 and 2006	5

Financial Highlights	6

Operating Results and Trends	6

GENTIUM S.p.A.
Balance Sheets
(in thousands, except share data)

	As of December 31, 2005	As of March 31, 2006
ASSETS
Cash and cash equivalents	€12,785	€9,746
Receivables	8	8
Receivables from related parties	1,867	1,998
Inventories	1,628	1,779
Prepaid expenses and other current assets	918	732
Total Current Assets	17,206	14,263

Property, manufacturing facility and equipment, at cost	17,456	17,659
Less: Accumulated depreciation	8,825	9,006
Property, manufacturing facility and equipment, net	8,631	8,653

Intangible assets, net of amortization	267	503
Other non-current assets	9	7
Total Assets	€26,113	€23,426

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	2,644	3,331
Payables to related parties	542	565
Accrued expenses and other current liabilities	1,063	982
Current maturities of long-term debt	916	797
Deferred income	283	248
Total Current Liabilities	5,448	5,923

Long-term debt, net of current maturities	2,485	2,203
Termination indemnities	706	715
Total Liabilities	8,639	8,841

Share capital (par value: €1.00; 12,690,321 shares authorized, 9,610,630 shares issued at December 31, 2005 and March 31, 2006, respectively)	9,611	9,611
Additional paid in capital	33,090	33,306
Accumulated deficit	(25,227)	(28,332)
Total Shareholders’ Equity	17,474	14,585
Total Liabilities and Shareholders’ Equity	€26,113	€23,426

GENTIUM S.p.A.
Statements of Operations
(Unaudited, in thousands, except per share data)

	For the Three Months Ended March 31,
	2005	2006
Revenues:
Sales to affiliates	€500	€912
Third party product sales	93	3
Total product sales	593	915
Other income and revenues	70	35
Total Revenues	663	950

Operating costs and expenses:
Cost of goods sold	502	763
Charges from affiliates	271	215
Research and development	644	1,623
General and administrative	412	1,296
Depreciation and amortization	23	42
	1,852	3,939
Operating loss	(1,189)	(2,989)

Foreign currency exchange gain (loss), net	(55)	(168)
Interest income (expense), net	(2,148)	52
	(2,203)	(116)
Pre-tax loss	(3,392)	(3,105)
Income tax expense:
Current	(16)	-
Deferred	-	-
	(16)	-
Net loss	€(3,408)	€(3,105)

Net loss per share:
Basic and diluted net loss per share	€0.68	€0.32
Weighted average shares used to compute basic and diluted net loss per share	5,000,000	9,610,630

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, in thousands)

	For the Three Months Ended March 31,
	2005	2006
Cash Flows From Operating Activities:
Net loss	€(3,408)	€(3,105)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized foreign exchange loss	118	-
Depreciation and amortization	360	219
Non cash interest expense	1,750	-
Stock based compensation	66	213
Changes in operating assets and liabilities:
Accounts receivable	(262)	(131)
Inventories	(504)	(152)
Prepaid expenses and other current assets	212	188
Accounts payable and accrued expenses	(428)	629
Deferred income	(73)	(35)
Termination indemnities	(17)	8
Net cash used in operating activities	(2,186)	(2,166)

Cash Flows From Investing Activities:
Capital expenditures	(244)	(198)
Intangible expenditures	(18)	(274)
Net cash used in investing activities	(262)	(472)

Cash Flows From Financing Activities:
Capital contribution	1,600	-
Repayments of long-term debt	(162)	(401)
Proceeds from Series A convertible Notes	1,465	-
Proceeds (repayment) of affiliate’s loan	(700)	-
Proceeds (repayment) from bank overdrafts and short term borrowings	(2,199)	-
Net cash provided by (used in) financing activities	4	(401)

Decrease in cash and cash equivalents	(2,444)	(3,039)

Cash and cash equivalents, beginning of period	2,461	12,785
Cash and cash equivalents, end of period	€17	€9,746

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company’s financial statements are prepared using the Euro (€), its functional currency. On March 31, 2006, €1.00 = $1.21.

The Company previously released its 2005 financial statements on April 13, 2005. Subsequently, it was determined that the life of the Company’s outstanding stock options was less than had been used in the calculation of those financial results and an adjustment was made to the amount of previously recorded stock-based compensation. As a result of that change, the net loss for 2005 was decreased by €107. The change had no effect on cash flow or shareholders’ equity.

For the first quarter ended March 31, 2006 compared with the prior year’s first quarter:

•	Total revenues were €0.95 million, compared to €0.66 million
•	Operating costs and expenses were €3.94 million, compared to €1.85 million
•	Research and development expenses, which are included in operating costs and expenses, were €1.62 million, compared to €0.64 million
•	Operating loss was €2.99 million, compared to €1.19 million
•	Interest income (expense), net, was €0.05 million, compared to (€2.15) million
•	Pre-tax loss was €3.10 million, compared to €3.39 million
•	Net loss was €3.10 million, compared to €3.41 million
•	Basic and diluted net loss per share was €0.32, compared to €0.68 per share
•	Cash used in operating activities was €2.17 million, compared to €2.19 million
•	Cash and cash equivalents amounted to €9.75 million as of March 31, 2006

Operating Results and Trends

The fluctuation in product sales revenue for the three-month period compared with the prior-year period is primarily the result of changes in demand by our principal customer, Sirton, which experienced an increase in demand from its principal customer, Crinos. Total product sales for the three-month period ended March 31, 2006 increased by €0.32 million, or 54%, compared with the same period in 2005. The increase is primarily due to higher sales volumes of urokinase, which represented €0.29 million or 91% of the increase.

Cost of goods sold, as a percentage of product sales, decreased from 84.7% for the three months ended March 31, 2005, to 83.4% in the same period in 2006. The decrease is primarily due to a revision in the estimated life of certain manufacturing equipment resulting in a reduction in depreciation expense, offset to some extent by increased quality control costs.

Research and development spending increased during the three-month period in 2006 compared with 2005 primarily due to the costs associated with the Company’s Phase III trial in the U.S. for the treatment of Severe VOD, the Company’s Phase II/III trial for prevention of VOD in children, and preparations for the Phase II/III trial for the prevention of VOD in adults. Growth in headcount and outside services to support increased activity in our clinical trials, including clinical product production costs and stock based compensation expense also contributed to increased research and development expenses.

The Company had 62 employees as of March 31, 2006, compared with 47 as of March 31, 2005. Other general and administrative expense increases were primarily the result of building corporate infrastructure, legal and public company expenses, an increase in internally provided administrative services to replace administrative services previously provided by affiliates, and stock based compensation expense. The increase in internally provided services accounts for the decrease in charges from affiliates between the periods.

Interest income (expense), net, changed primarily due to the repayment and conversion of the Company’s Series A senior convertible notes in June 2005, and the higher level of invested funds following the completion of our initial public offering in June 2005. For the three months ended March 31, 2005, interest expense on the Series A notes was € 2.09 million, including non-cash interest expense of €1.99 million from the amortization of the issue discount and issue cost.